04 JAN 28 AM 7:21

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.683.3694

04012389

January 21, 2004

82-689 SUPPL

To: Securities and Exchange Commission

Dear Sirs:

Subject: Glamis Gold Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General & Extraordinary
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 376775102
5.	Record Date for Notice	: March 22, 2004
6.	Record Date for Voting	: March 22, 2004
7.	Beneficial Ownership Determination Date	: March 22, 2004
8.	Meeting Date	: May 06, 2004
9.	Meeting Location	: Toronto, ON
10.	Business	: Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

"Mariano Banting"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9479
Fax:604.683.3694

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